INVESTMENT MANAGEMENT
Reliable Partner | Reliable Investing®

(d)(12)(ii)

May 1, 2023

Voya Partners, Inc.

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258-2034

Re: Expense Limitations

Ladies and Gentlemen:

By execution of this letter agreement to the Expense Limitation Agreement ("ELA") between Voya Investments, LLC ("VIL") and Voya Partners, Inc. ("VPI"), on behalf of Voya Solution 2025 Portfolio, Voya Solution 2030 Portfolio, Voya Solution 2035 Portfolio, Voya Solution 2040 Portfolio, Voya Solution 2045 Portfolio, Voya Solution 2050 Portfolio, Voya 2055 Portfolio, Voya Solution 2060 Portfolio, and Voya Solution 2065 Portfolio (collectively, the "Solution Portfolios"), intending to be legally bound hereby, VIL, the investment manager to the Solution Portfolios, agrees that, from May 1, 2023 through May 1, 2024, VIL shall waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Solution Portfolios shall be as follows:

Name of Portfolio		Maximum Operating Expense Limit
		(as a percentage of average net assets)

			Share Classes
	ADV	I	S	S2	T
Voya Solution 2025 Portfolio	1.22%	0.72%	0.97%	1.12%	1.42%
Voya Solution 2030 Portfolio	1.22%	0.72%	0.97%	1.12%	1.42%
Voya Solution 2035 Portfolio	1.23%	0.73%	0.98%	1.13%	1.43%
Voya Solution 2040 Portfolio	1.23%	0.73%	0.98%	1.13%	1.43%
Voya Solution 2045 Portfolio	1.25%	0.75%	1.00%	1.15%	1.45%
Voya Solution 2050 Portfolio	1.26%	0.76%	1.01%	1.16%	1.46%
Voya Solution 2055 Portfolio	1.28%	0.78%	1.03%	1.18%	1.48%
Voya Solution 2060 Portfolio	1.28%	0.78%	1.03%	1.18%	1.48%
Voya Solution 2065 Portfolio	1.28%	0.78%	1.03%	1.18%	1.48%

We are willing to be bound by this letter agreement to lower our fees for the period from May 1, 2023 through May 1,2024. The method of computation to determine the amount of the fee waiver and the definitions as set forth in the ELA shall apply. VIL acknowledges that: (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future; and

May 1, 2023

(2)it shall not be entitled to collect on or make a claim for reimbursed expenses at any time in the future. This letter agreement shall terminate upon termination of the ELA.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of VPI.

Very sincerely,
By:	/s/ Todd Modic	______
Name: Todd Modic
Title:	Senior Vice President
Voya Investments, LLC

ACCEPTED AND AGREED TO:

Voya Partners, Inc.

By: /s/ Kimberly A. Anderson

Name: Kimberly A. Anderson

Title: Senior Vice President, Duly Authorized